UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71016

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ALL OPTIONS USA, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

114 W 7th St., Suite 1200

(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	713-582-4897	ivana.shumberg@alloptionsusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mathieu Boivin-Carrier_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of All Options USA, LLC_____, as of 12/31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAVERINA SAMORE
My Notary ID # 135202938
Expires December 13, 2028

Signature: _____

Title:
  Dirrector _____

Maverina Samore_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

All Options USA, LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
All Options USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of All Options USA, LLC (the "Company") as of December 31, 2024, the related statements of operations, member's equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 31, 2025

We have served as the Company's auditor since 2024.

All Options USA, LLC

Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	2,239,818
Financial instruments owned, at fair value		38,941,653
Prepaid expenses		324,226
Fixed assets, net		411,295
Operating lease right-of-use assets, net		1,025,295
Security deposits		375,806
Total assets	$	43,318,093

Liabilities and Member's Equity

Liabilities:

Financial instruments sold, not yet purchased, at fair value		17,053,192
Accounts payable and accrued liabilities		516,655
Operating lease liability		1,099,267
Due to clearing firm		16,057,823
Payable to affiliate		3,602,358
Total liabilities	$	38,329,295
Member's equity	$	4,988,798
Total liabilities and member's equity	$	43,318,093

See accompanying notes to financial statements.

All Options USA, LLC

Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Trading revenue	$	1,325,291
Interest income		1,530,429
Dividend income		97,523
Other revenue		10,602
Total Revenues		2,963,845
Expenses		
Clearing charges		247,518
Technology and communications		2,805,687
Salaries and benefits		1,276,004
Professional fees		281,722
Occupancy and building maintenance		513,635
Depreciation		505,334
Interest expense		1,655,943
Expense sharing allocation		2,491,938
Regulatory fees and expenses		28,036
Travel expense		11,533
Other expenses		191,664
Total Expenses		10,009,014
Net Loss	$	(7,045,169)

All Options USA, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance at December 31, 2023	$	2,983,992
Capital contributions		9,049,975
Net loss		(7,045,169)
Balance at December 31, 2024	$	4,988,798

See accompanying notes to financial statements.

All Options USA, LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

Operating Activities:

Net loss	$	(7,045,169)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		505,334
Lease amortization		249,177
Changes in operating assets and liabilities:		
Increase in security deposits and other assets		(277,721)
Increase in financial instruments owned		(30,066,449)
Increase in clearing broker		18,910,036
Increase in financial instruments sold, not yet purchased		10,348,855
Increase in accounts payable and accrued expenses		301,349
decrease in lease liability		(239,560)
Increase in payable to affiliates		5,799,468
Net cash used in operating activities		(1,514,680)
Cash flows used by investing activities		
Purchase of fixed assets		(191,629)
Net cash used in investing activities		(191,629)
Cash flows from financing activities		
Capital contribution from parent		3,849,975
Net cash provided from financing activities		3,849,975
Net increase in cash and cash equivalents		2,143,666
Cash and cash equivalents, beginning of year		96,152
Cash and cash equivalents, end of year	$	2,239,818

Supplemental Disclosures of Cash Flow Information:
   There was $1,655,943 cash paid during the year for interest

See accompanying financial statements.

All Options USA, LLC

1. Organization and Nature of Business

All Options USA, LLC (the Firm), was formed on July 1, 2022, as a limited liability company in accordance with the laws of the State of Texas. The Firm became a registered broker-dealer with the Securities and Exchange Commission (SEC), and CBOE Global Markets, Inc. on August 8, 2023, and is a member of the Securities Investor Protection Corporation (SIPC). On August 19, 2024, the Firm became a member of the Financial Industry Regulatory Authority (FINRA). The Firm is wholly owned by All Options International Holding B.V. (the Parent).

The Firm operates under the exemptive provisions of Footnote 74 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Firm's business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Firm does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Firm is set up as a liquidity provider focusing on trading US equity and options markets as a market maker. The Firm entered into a market making arrangements with the relevant exchanges and trades its own capital on the exchange, supplemented with securities margin from the clearing firm. The Firm's headquarters are in Austin, Texas.

The U.S. dollar ($) is the functional currency of the Firm.

2. Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of the financial statements in conformity with U.S. GAAP – as defined above, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting – The Firm is engaged in a single line of business as a market marker. The Firm has identified its CEO as the chief operating decision marker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets, and segment revenues and expenses is reported on the statement of operations as total revenues and expenses.

Translation of Foreign Currencies – Statement of operations amounts denominated in foreign currencies are translated at rates of exchange as of the transaction date.

Cash and Cash Equivalents – The Firm considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Firm had $2,239,818 in cash and cash equivalents as of December 31, 2024.

Fixed Assets – Fixed assets consist of equipment in the amount of $994,570, furniture and fixture of $108,535, and leasehold improvements of $118,702 which are carried at cost, net of accumulated depreciation and impairment, if any. Depreciation on fixed assets is primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations. As of December 31, 2024, fixed assets and accumulated depreciation were $1,221,807 and $810,512, respectively.

Office Lease - The Firm leases its office space from NORWOOD TOWER, L.P. under an operating lease agreement. The Firm accounts for its operating lease in accordance with Accounting Standards Codification ("ASC") Topic 842 – *Leases* ("ASC 842"). In accordance with ASC 842, the lease was classified as an operating lease. Upon adoption of ASC 842, the Company recognized a right-of-use asset (the office) and a lease liability for future lease payments of $1,025,295 and $1,099,267 respectively. The Firm calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using an estimated incremental borrowing rate. As the Firm's office lease does not provide a readily determinable implicit rate, the Firm estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Firm recognized the lease payments as expense, which are included in rent expense in the accompanying statement of operations. See Note 6 for additional information.

Revenue Recognition - In accordance with Financial Accounting Standards Board ("FASB") ASC 606, *Revenue from Contracts*, the Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Trading Profits

A market maker, the Firm, trades for its own account, at its own risk, and thus performs the function of providing liquidity to the market. As a market maker it fulfills this function on competition with others and the activities do generally not generate any commission. Revenues from market making trading activities consist primarily of net trading income earned by the Firm from trading as principal. Net trading income from market making activities represents trading gains net of trading losses. These are recorded in the statement of operations under trading revenue. Interest income and expenses, dividend income and expenses, and exchange gains and losses associated with trading are included in revenue since they form an important element of the results earned on positions in securities owned and sold, not yet purchased. Other interest, net dividend and exchange results are reported in the expense section.

Trading profits and related clearing expenses are recorded on the trade date (the date on which an agreement is entered into, setting forth the important aspects of the transaction such as a description of the instruments, quantity, price, delivery terms, etc.) The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the Firm.

The economic conditions which affect the Firm's operations are related to overall trends in the economy and their impact on market making activity.

Interest income is included in revenue only if the interest has a direct link with trading.

Current Expected Credit Losses - The Firm accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Firm to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Firm records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account of the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported to Credit Loss expense.

Receivables from broker-dealers and clearing organizations - The Firm's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of the Firm, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Firm has a deposit with the clearing firm in the amount of $5,512,793. In addition, the Firm has a trading activity account whereby all the market making transactions run through.

Receivables due from and payables to the clearing firm are generally collected or paid in full in the month following their accrual. The amount due from the clearing firm as of December 31, 2023 was $2,852,213. As such, management has not recorded an allowance for credit losses.

Income Taxes – The Firm is a single-member limited liability company and has elected to be treated as a corporation for federal income tax purposes.

U.S. GAAP require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

New Accounting Pronouncements – The Firm considers the applicability and impact of all accounting standard updates ("ASU") issued. ASUs were assessed and either determined to be not applicable or expected to have a minimal impact on its financial statement.

3. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Firm has net capital of $3,057,417 which was $2,777,885 in excess of its minimum of its required net capital of $279,532. The Firm's net capital ratio was 1.37 to 1.

4. Transactions with Clearing Broker-Dealer

The Firm has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Firm to maintain a minimum of $5,512,793 in deposit and securities in the account with the clearing broker-dealer, however, the trading account activities can be added or deducted from the deposit amount.

Deposit	$	5,512,793
Trading account		(21,567,056)
Due to clearing broker	$	(16,054,263)

5. Fair Value

Fair Value Hierarchy

FASB ASC 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The following is a description of the valuation techniques applied to the Firm's major categories of assets and liabilities measured at fair value on a recurring basis.

Options – Options that are actively traded are valued based on quoted prices from the exchange. If there is no such reported sale on the valuation date, the mean between the highest bid and lowest asked quotations at the close of the exchanges will be used. These securities will generally be categorized in Level 1 of the fair value hierarchy.

The following table presents the Firm's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
ASSETS				
Options owned	$ 38,941,653	$ -	$ -	$ 38,941,653
Total	$ 38,941,653	$ -	$ -	$ 38,941,653
LIABILITIES				
Options Sold, Not Yet Purchased	$ 17,053,192	$ -	$ -	$ 17,053,192
Total	$ 17,053,192	$ -	$ -	$ 17,053,192

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2024, the Firm recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Firm during 2024.

The Firm's activities may include the purchase and sale of options. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may also create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Firm may purchase and sell options on national exchanges. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Firm may be subject to risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the options was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlaying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The following table presents the fair value and outstanding notional value of the derivative financial instruments, which are included in Due from broker (see 4), Securities and other financial instruments owned, at fair value and Securities and other financial instruments sold, not yet purchased at fair value:

Category	Fair Value		Notional Value	
	Long	Short	Long	Short
Options	15,609,554	(6,045,937)	1,085,508,906	(655,093,294)
Total	15,609,554	(6,045,937)	1,085,508,906	(655,093,294)

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2024, the Firm recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Firm during 2024.

6. Office Lease

On December 14, 2022, the Firm signed a sixty-four (64) month non-cancelable office lease. The lease is classified as operating primarily due to the amount of time such space is occupied relative to the underlying asset's useful lives. The Firms lease operating costs for the year ended December 31, 2024, totaled $322,948.

A Letter of Credit (LOC) in the amount of $325,000 was signed with ABN-ARMO bank. The Firm deposited this amount into Wells Fargo as a guaranteed payment with is reflected in Security deposits. Additionally, the Landlord required a security deposit in the amount of $44,458.

The table below presents lease-related assets and liabilities as of December 31, 2024:

Assets
Operating lease right-of-use asset $ 1,025,296

Liabilities
Lease liability $ 1,099,267

The table below reconciles the undiscounted cash flows of the Firm's operating lease for each of the next four years to the operating lease liabilities:

2025	$	340,772
2026		350,961
2027		361,521
2028		124,125
Total minimum lease payments	$	1,177,379
Less imputed interest		(78,112)
Present value of future minimum lease payments	$	1,099,267

The Firm's weighted average remaining lease term relating to its operating leases is 2.23 years, with a weighted average discount rate of 4.01%

7. Related Party Transactions

The Firm, All Trading B.V. (ATBV), and the Parent are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

On January 1, 2023, the Firm, ATBV and Parent entered an agreement whereby ATBV and AOIBV, in this intercompany agreement, advanced the Firm operating funds to assist with the opening of the Austin, Texas office and other associated costs. There is an expense sharing between the Parent and the Firm whereby, the Parent allocates a portion of the salaries to the Firm based on the amount of time various personnel spend on the Firm's business.

The agreement provides for an interest rate of 1.50% to be charged from time to time. The rate is fixed for a five-year period and calculated on a 360-day year. The accrued interest is recorded in the statement of operations. As of December 31, 2024, the amount owed to the Parent is $3,602,358 and zero owed to ATBV.

8. Concentration of Credit Risk

The Firm has financial instrument owned due from or held by the clearing broker-dealer totaling $38,941,653. The Firm has approximately 90% of total assets held by its clearing firm at December 31, 2024.

The Firm maintains its as in bank accounts at high credit quality financial institutions. The balance at times may exceed federally insured limits of $250,000.

9. Commitments and Contingencies

The Firm may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Firm is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2024. The Firm does not have any guarantees or other commitments as of December 31, 2024.

10. Income Taxes

The Firm has a net operating loss carryforward of $4,265,440 from December 31, 2023 and a net operating loss of $7,045,169 for the year ended December 31, 2024; therefore, there is no provision for current taxes. The net operating loss available to offset future taxable income and can be carried forward indefinitely. The net operating loss carryforward and the current operating loss creates a deferred tax asset of approximately $2,375,227; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

The following table sets forth the firm's current and deferred tax expense for the year ended December 31, 2024.

	For the year ended December 31, 2024
Net loss before income Tax	$ 7,045,169
Federal Tax Rate	21%
Income Tax Expense	-
Deferred Tax Asset:	
December 31, 2023	895,742
December 31, 2024	1,479,485
Total Deferred Tax Asset	$ 2,375,227
Valuation Allowance	(2,375,227)
Deferred Tax Asset (net)	$ -

11. Subsequent Events

Management has evaluated subsequent events and transactions occurring subsequent to December 31, 2024, and through April 1, 2025 which is the date that the accompanying financial statements were available for issuance. There have been no material subsequent events or transactions that occurred during such period that would require disclosure in this report or would be required to be recognized in the accompanying financial statements as of December 31, 2024.

ALL OPTIONS USA, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2024

SUPPLEMENTAL INFORMATION

ALL OPTIONS USA, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2024

Computation of Net Capital

Total member's equity qualified for net capital	$	4,988,798
Deductions:		
Fixed assets, net		411,295
Security deposits		375,806
Other assets		324,226
Haircut - options		820,054
Total deductions		1,931,381
Net capital	$	3,057,417

Computation of Basic Net Capital Requirements

Minimum dollar net capital requirement of reporting broker/dealer	$	100,000
Minimum net capital required (12.5% of aggregate indebtedness)		279,532
Net capital requirement (greater of above two minimum requirement amounts)		279,532
Excess net capital	$	2,777,885

Computation of Aggregate Indebtedness

Accounts payable, accrued liabilities and current lease obligations	$	590,627
Payable to affiliates		3,602,358
Total aggregate indebtedness	$	4,192,985
Ratio of aggregate indebtedness to net capital		1.37 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material difference between the preceding computation and the Firm's corresponding unaudited Part II of Form 17a-5 as of December 31, 2024

ALL OPTIONS USA, LLC
Schedule II
Computation for Determination of
Reserve Requirement and Information Relating to the
Possession and Control Requirement under Rule 15c3-3
December 31, 2024

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Firm does not carry customer accounts or otherwise hold customer funds. The Firm limits its business activities to 1) propriety trading, and 2) option market making. The Computation for Determination of Reserve Requirement and Information Relating to the Possession and Control Requirement are not required under Rule 15c3-3 of the Securities and Exchange Act of 1934.



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
All Options USA, LLC

We have reviewed management's statements, included in the accompanying All Options USA, LLC's Exemption Report (the exemption report), in which:

1) All Options USA, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) All Options USA, LLC, states All Options USA, LLC, is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- All Options USA, LLC, limits its business activities exclusively to (1) proprietary trading; and 2) option market making; and

- All Options USA, LLC, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

All Options USA, LLC 's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about All Options USA, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
March 31, 2025



ALL OPTIONS USA LLC's Exemption Report

All Options USA LLC (the "**Firm**") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

2. The Firm is filing this Exemption Reporting relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 12 C.F.R. 240.17a-5 because the Firm limits its business activities exclusively to: 1) proprietary trading; and 2) option market making and the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

All Options USA LLC

I, Pieter Moore, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____

Pieter Moore
Managing Director

March 28, 2025